United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2016
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
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Press Release

Securities Trading Policy
Introduction:
• Vale SA (Vale) believes it to be very positive to have its employees and management among its shareholders. The decision to invest in long-term savings in securities, including stocks and their derivatives, and debt securities demonstrates confidence in the future and commitment to Vale.
• However, speculation in securities issued by Vale, if practised by employees and management, produces the opposite effect. The use of privileged, or inside, information, whether to support the completion of such transactions or for any other purpose, is illegal and harmful to the Vale, its shareholders, managers and employees.
Scope and Purpose:
• The Securities Trading Policy issued by Vale (Vale Trading Policy), formulated in accordance with CVM Instruction No. 358/02, as amended ("CVM Instruction 358"), and the Vale Code of Ethics and Conduct (POL-0001-G), aim to contribute to the orderly trading of the securities issued, or those related to them, removing any presumption of misuse of information relating to the Act or Fact about Vale (Inside Information). Relevant Acts or Facts are those that may significantly influence the market price of securities issued or guaranteed by Vale, the decisions of investors to buy, sell or hold such securities or investors' decisions to exercise any rights they have relating to such securities.
• This Trading Policy also aims to contribute to compliance with the laws and rules of the United States of America, where Vale's shares are traded on the stock exchange in the form of ADRs, which prohibit the practice of insider trading / dealing (use for own benefit of privileged information), included here the practice of tipping (providing inside information to third parties to benefit from it).
- For purposes of the laws and rules of the United States, a person engages in the practices of (i) insider trading if they buy or sell securities while in possession of relevant information not publicly disclosed that has been obtained or used in breach of a duty of trust and confidence, and (ii) of tipping, if they provide the same type of information to a third party who uses the same practice for insider trading.
Applicability:
• The Vale Trading Policy applies to: Vale itself, its parent company Valepar SA (Valepar), the representatives of the Valepar shareholders, the Board of non-executive Directors of Valepar, the members of the Board of Directors of Vale, members of Vale Supervisory Board, members of advisory committees to the Board of Directors of Vale, executive officers and employees who, because of their position, function or position in the organization, and its subsidiaries, have inside knowledge.
• Public companies controlled by Vale shall adopt the Vale Trading Policy, applying, as applicable, the same prohibitions and / or restrictions governed by this Trading Policy.
- The people mentioned above in the first topic will be henceforward called, together or individually, Related Parties.
• The prohibitions contained in this Trading Policy cover any acquisition, disposition or transfer of securities issued or guaranteed by Vale.
• The regulations of this Trading Policy also apply in cases where trades by Related Parties give direct and / or indirect benefits by using, for example:
- Companies controlled by them, directly or indirectly;
- Third parties with whom they have a management contract, a trust or investment portfolio management in financial assets;
- Attorneys or agents;
- Spouses where there is no legal separation, companions, under-age children and any dependents included in the annual income tax return.
• The restrictions contained in the item above do not apply to transactions made by investment funds which Related Parties invest in,  provided that:
- The investment funds are not exclusive; and
- The trading decisions of the investment fund cannot be influenced by the shareholders.
• It shall also be the Related Parties’ responsibility to ensure, as far as possible when they are prevented from trading, that individuals and companies mentioned in this topic also refrain from doing so.
• This Trading Policy applies also to any administrator who may leave the company before the public disclosure of a business decision or fact initiated during their term of office, and will continue to be valid for six months after their departure.
Indirect information:
• Related Parties are also prohibited from trading Vale securities if they are aware of the existence of relevant information which is not publicly disclosed on any other company that may have an effect on the prices of Vale securities Vale, as indicated in the "Scope and Purpose" section of this policy, including the company's subsidiaries, competitors, suppliers and customers.
Blackout Period for Trading:
• In addition to the prohibitions set forth in CVM Instruction 358, Related Parties may not trade securities issued by Vale and public companies controlled by it:
- In the period comprising fifteen (15) days prior to and two (2) days after the disclosure or publication of quarterly and annual financial statements of the Company;
- In the period between the decision taken by the Valepar shareholders to: (i) modify Vale capital through share subscription; (Ii) approve an acquisition program or disposal of shares issued by Vale by the organization itself; and (iii) distribute dividends or interest on equity, stock dividends or their derivatives or split; and the publication of the respective notices and / or announcements;
- During any other period designated by the Executive Director responsible for Vale Investor Relations functions, with prior approval of the Chairman of the Board of non-executive Directors at the request of the CEO.
Authorization for trading:
• Related Parties may trade securities issued by Vale, observing blackout the periods mentioned above, if a long-term investment, with a recommended maintenance of ownership of securities issued by the company for a minimum period of six (6) months.
Disclosure of Directors Trading Activities:
• Members of the non-executive Board of Directors, its advisory committees, the Executive Board and the Supervisory Board shall notify, in writing, in accordance with Article 11 of CVM Instruction 358, the Investor Relations Executive Officer and, via the latter, the CVM and the stock exchanges where Vale's shares are listed for trading:
- The amount of securities (including derivatives or any other securities referenced in shares) issued by Vale and its subsidiaries or parent companies that are publicly traded companies, which they may own, as well as those belonging to a spouse, unless separated in fact or legally, any companion or dependent included in the annual income tax return and companies controlled by them directly or indirectly;
- Changes in the above status.
• The communication mentioned in the first item of this topic must be made (i) on the first working day after taking office; (Ii) within five (5) days after the completion of each trade and must contain at least the following information:
- Name and qualification of the person making the communication, indicating his or her registration number in the National Register of Legal Entities or Register of Individuals;
- Quantity, by type and class, in the case of shares, and other characteristics in the case of other securities, as well as the issuer’s  identification and the balance of the position held before and after the trade; and
- Form, price and date of transactions.
• The Investor Relations Executive Director, in turn, shall transmit to the CVM and the stock exchanges the information received, on an individual and consolidated basis, as applicable, within ten (10) days after the end of the month where the changes in positions held took place, or of the month when the person takes up office.
• The Related Parties above must sign the respective Compliance Agreements, pursuant to article 16, § 1 of CVM Instruction No. 358/02, as per the model contained in Attachment 1 of this Trading Policy, which will remain filed at the headquarters of Vale as long as the signatory continues to have a relationship with Vale and, for five years at least after their departure.
Disclosure of Trading Information:
The Chief Investor Relations Officer shall send to the CVM, and the stock exchanges where the shares of Vale are listed for trading, information on the trades referred to in the above item with respect to securities traded by Vale, its subsidiaries and affiliates, including trades in derivatives or any other securities referenced to them, in accordance with CVM Instruction 358.
General Provisions:
• Any questions about the provisions of this Trading Policy or the application of any of its provisions should be forwarded directly to General Counsel who will give proper clarification or guidance.
• Any violation of the provisions of this Trading Policy will be considered a violation of the Code of Ethics and Conduct (POL-0001-G) and will be subject to the procedures and penalties set forth therein, subjecting the violator to the penalties provided by law, in addition to being liable for damages caused to Vale and third parties.
• Unauthorized disclosure of material information not publicly disclosed about Vale is harmful to the company, being strictly prohibited.
• The Vale Trading Policy was approved by the non-executive Board of Directors of Vale, the only body empowered to approve any proposal for amendment or revision of the Vale Trading Policy.
Attachments:
• Attachment 1 - Contract of Compliance.

Attachment 1 – Contract of Compliance
CONTRACT OF COMPLIANCE
Hereby, Mr. (name), (Qualification), resident (a) on Avenue / Street (__) (__) in the city of (__), State (__) (__), enrolled under the Individual Register of the Ministry of Finance (CPF) under number (___), holder of Identity Card number (__) issued by (__), hereafter referred to as "Declarant", as (__) of (__), a legal entity of private law, established on (__) (__), in (__), in the State of (__), enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ) under number (__), declares, under penalty of law, that he/she received a copy of this Policy and is fully aware of the contents of the Securities Trading Policy issued by Vale SA ( "Trading Policy"), being obliged, during the period of his/her relationship with Vale, and six (6) months after departure, to monitor and guide his/her actions in accordance with the provisions contained in this Policy and in CVM Instruction No. 358 of 03.01.2002 as subsequently amended.
He/she also declares, that they are fully aware that any change of registration data, as well as of securities issued by Vale or its subsidiaries or publicly traded parent company, or entities related thereto, shall be communicated in writing and in compliance with, and within the prescribed deadlines of, the Trading Policy, to the Executive Director of Investor Relations, being also subject to give notice to other competent bodies.
The Declarant signs this Instrument in three (3) copies of equal form and content, in the presence of the two (2) witnesses whose signatures are below.
Rio de Janeiro, [...] of __________ , [......].

Name:_________________________________

Address:____________________________________

witnesses

1. ______________________________________
Name: __________________________________
ID: _____________________________________

2. ______________________________________
Name:___________________________________
ID: ______________________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date September 01, 2016	By:	/s/ André Figueiredo
Director of Investor Relations